
Mail Stop 3561

September 15, 2017

Deepak Sharma
President
TripBorn, Inc.
812, Venus Atlantis Corporate Park
Near Prahalad Nagar Garden, Satellite
Ahmedabad, Gujarat, India 380 015

> **Re:** **TripBorn, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 7, 2017**
> **File No. 333-220381**

Dear Mr. Sharma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Alexander R. McClean, Esq.
        Harter Secrest & Emery LLP